SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K/A

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to ______

Commission file number 1-5097

BRIDGEWATER, LLC SAVINGS AND INVESTMENT (401K) PLAN
(Title of Plan)

JOHNSON CONTROLS, INC.
5757 North Green Bay Avenue
P.O. Box 591
Milwaukee, Wisconsin 53201

(Name and Address of Principal Executive Offices of Employer-Issuer)

Explanatory Statement

This Form 11-K/A is being filed for the purpose of adding Note 3, "Restatement Adjustment," to the financial statements. The Plan has restated its financial statements as of December 31, 2002 and 2001 and for the year ended December 31, 2002 to reflect the 3% non-matching employer contributions for the 2002 and 2001 Plan years which were omitted from the previously issued financial statements. The original form 11-K was filed on June 25, 2003.

Bridgewater, LLC Savings and Investment (401k) Plan

Financial Statements and Report

December 31, 2002 and 2001

Bridgewater, LLC Savings and Investment (401k) Plan

December 31, 2002 and 2001

* Other schedules required by the Department of Labor have been omitted as they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 E. Wisconsin Ave., Suite 1500
Milwaukee WI 53202
Telephone (414) 212 1600

Report of Independent Auditors

To the Participants and Administrator
of the Bridgewater, LLC Savings and
Investment (401k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Bridgewater, LLC Savings and Investment (401k) Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 3, the financial statements as of December 31, 2002 and 2001 and for the year ended December 31, 2002 have been restated.

PricewaterhouseCoopers LLP

June 18, 2003, except for Note 3, as to which the date is October 6, 2003

Bridgewater, LLC Savings and Investment (401k) Plan
Statements of Net Assets Available for Benefits

	December 31, 2002 (Restated)	December 31, 2001 (Restated)
Assets		
Investments (See Note 4)	$ 823,620	$ 567,638
Receivables:		
Employer's contributions	280,654	268,095
Participants' contributions	3,201	-
Participant loans	60,620	28,414
Total receivables	344,475	296,509
Net assets available for benefits	$ 1,168,095	$ 864,147

The accompanying notes are an integral part of these financial statements.

Bridgewater, LLC Savings and Investment (401k) Plan
Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2002 (Restated)
Additions	
Additions to net assets attributed to:	
Investment (loss) income:	
Net depreciation in fair value of investments	$ (37,934)
Interest and dividends	31,100
	(6,834)
Contributions:	
Participants'	183,658
Employer's	280,654
	464,312
Total additions	457,478
Deductions	
Deductions from net assets attributed to:	
Benefits paid to participants	68,046
Administrative expenses	1,250
Total deductions	69,296
Net increase prior to transfers	388,182
Transfers to other plans, net	(84,234)
Net increase	303,948
Net assets available for benefits:	
Beginning of year	864,147
End of year	$ 1,168,095

The accompanying notes are an integral part of these financial statements.

Bridgewater, LLC Savings and Investment (401k) Plan

Notes to Financial Statements
December 31, 2002 and 2001

Note 1 - Description of the Plan

The Bridgewater, LLC Savings and Investment (401k) Plan (the "Plan") is a defined contribution plan adopted effective January 1, 1999 for participation by eligible employees of Bridgewater Interiors, a production facility of Johnson Controls, Inc. ("JCI", the "Company" and "employer") and a joint venture partner. Participants should refer to the plan document for a more complete description of the Plan's provisions.

The Plan is administered by the Benefits Administrative Committee appointed by the Company.

Note 2 - Organization and Accounting Policies

Accounting Method

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Administrative Expenses

Administrative expenses are paid by the Plan, as allowed by plan provisions, with all remaining expenses paid by Bridgewater Interiors.

Savings and Investment Master Trust

All of the investments and participant loans of the Plan are included under a master trust arrangement, the Johnson Controls, Inc. Savings and Investment Master Trust ("Master Trust"), trusteed by Fidelity Management Trust Company. All investments of the Master Trust, except the investment in the U.S. Equity Index Commingled Pool and the Fixed Income Fund, are stated at market value, based on quoted market prices. The fair value of the investment in the U.S. Equity Index Commingled Pool reflects a unit value computed daily based on share price, dividend information and the value of the fund's short-term investments. The guaranteed investment contracts within the Fixed Income Fund are stated at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals.

Bridgewater, LLC Savings and Investment (401k) Plan

Notes to Financial Statements (cont.)
December 31, 2002 and 2001

Note 2 - Organization and Accounting Policies (cont.)

Savings and Investment Master Trust (cont.)

Investment income of the Master Trust is allocated among the participating plans daily based on the plans' relative equity interests in each of the Master Trust's investment programs as of the beginning of the applicable day. Interest income and share price appreciation or depreciation are recorded daily by each of the applicable investment programs. Dividend income is recorded either quarterly or semi-annually, depending on the investment program.

The Statements of Financial Position as of December 31, 2002 and 2001 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2002 for the Master Trust are presented in Note 10.

The Plan's assets accounted for less than one percent (1%) of the assets held in the Master Trust at December 31, 2002 and 2001.

Participant forfeitures of unvested employer contributions of $44,884 and $19,491, related to the Plan, were in the Master Trust at December 31, 2002 and 2001, respectively.

Risks and Uncertainties

The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Participant Loans

The Plan allows participants to borrow funds from their accounts. Monthly payroll deductions are required to repay a loan. The interest rate on a loan is based on the prime rate of interest at the loan's inception. Loans must be repaid in full at the time of retirement or termination.

Note 3 – Restatement Adjustment

The Plan has restated its financial statements as of December 31, 2002 and 2001 and for the year ended December 31, 2002 to reflect the 3% non-matching employer contributions for the 2002 and 2001 Plan years which were omitted from the previously issued financial statements. The contributions have been recorded as employer's contributions on the statement of changes in net assets available for benefits for the year ended December 31, 2002 and included in employer's contributions receivable on the statements of net assets available for benefits as of December 31, 2002 and 2001. The impact of the restatement, as compared to previously reported financial statements, is as follows:

	Previously Reported December 31, 2002	Restatement Adjustment	Restated December 31, 2002
Employer's contribution receivable	$ 89,916	$ 190,738	$ 280,654
Net assets available for benefits	977,357	190,738	1,168,095
Employer's contributions	272,337	8,317	280,654
Net increase in net assets available for benefits	295,631	8,317	303,948

	Previously Reported December 31, 2001	Restatement Adjustment	Restated December 31, 2001
Employer's contribution receivable	$ 85,674	$ 182,421	$ 268,095
Net assets available for benefits	681,726	182,421	864,147

Note 4 - Investments

The fair value of investments, including those individual investments that represent 5% or more of the Plan's assets, are as follows:

	December 31, 2002	December 31, 2001
Investments at fair value as determined by quoted market price:		
Fidelity Funds:		
Puritan, 354 and 916 shares, respectively	$ 5,596	$ 16,189
Magellan, 449 and 443 shares, respectively	35,416	46,166
Growth and Income, 608 and 374 shares, respectively	18,431	13,969
Overseas, 356 and 191 shares, respectively	7,824	5,232
Asset Manager, 1,002 and 527 shares, respectively	13,829	8,165
Asset Manager: Growth, 424 and 241 shares, respectively	5,076	3,461
Asset Manager: Income, 878 and 467 shares, respectively	9,533	5,295
Retirement Government Money Market Portfolio, 15,629 and 10,535 shares, respectively	15,629	10,535
Short-Intermediate Government Portfolio, 1,341 and 930 shares, respectively	13,171	8,790
Janus Fund, 2,316 and 1,687 shares, respectively	41,266	41,498
Strong Common Stock, 622 and 219 shares, respectively	9,931	4,325
JCI Common Stock, 1,092 and 1,065 units, respectively	92,513	88,728
	268,215	252,353
Investments at estimated fair value:		
Fixed Income Fund, 545,920 and 314,322 units, respectively	545,920	314,322
U.S. Equity Index Commingled Pool, 361 and 29 units, respectively	9,485	963
	$ 823,620	$ 567,638

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $37,934 as follows:

Note 4 – Investments (cont.)

Investments at fair value as determined by quoted market price		
Fidelity Funds	$	(21,782)
Janus Funds		(15,712)
Strong Common Stock		(1,598)
JCI Common Stock		2,538
		(36,554)
Investments at estimated fair value:		
U.S. Equity Index Commingled Pool		(1,380)
Net decrease in fair value	$	(37,934)

Note 5 - Participant Accounting

Participant recordkeeping is performed by Fidelity Investments Institutional Retirement Services Company ("Fidelity"). For all investment programs other than the JCI Common Stock Fund and the U.S. Equity Index Commingled Pool, Fidelity maintains participant balances on a share method. Participant investments in the JCI Common Stock Fund and the U.S. Equity Index Commingled Pool are accounted for on a unit value method. The unit value for the fund is computed daily based on share price, dividend information and the value of the fund's short-term investments. At December 31, 2002 and 2001, the Plan held 1,092 and 1,065 units, respectively, of the JCI Common Stock Fund at a unit value of $84.75 and $83.33, respectively. As of the same dates, the Plan held 361 and 29 units, respectively, of the U.S. Equity Index Commingled Pool at a unit value of $26.27 and $33.75, respectively.

Plan assets of $49,124 and $39,502 have been allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 2002 and 2001, respectively, but who have not yet received distributions as of that date.

Note 6 - Contributions

Participants can designate an amount up to fifteen percent (15%) of their gross wages for contribution to the Plan. Each eligible participant's pre-tax contribution may be matched at the discretion of the employer. Participants are also eligible for a non-matching contribution of three percent (3%) of gross wages. Participant contributions are deposited in the investment programs of their choice. Participant contribution balances may be reallocated by participants among the investment programs at any time in increments of one percent. However, participants can reallocate deposits out of the Fixed Income Fund no more than once each calendar quarter in order to maximize the rate of return for that fund.

Bridgewater, LLC Savings and Investment (401k) Plan

Notes to Financial Statements (cont.)
December 31, 2002 and 2001

Note 6 – Contributions (cont.)

A participant's interest in employer contributions, including increases and decreases in value, vests at the rate of twenty percent (20%) per year for each year of employment with the Company. If employment terminates other than by reason of retirement, death or total and permanent disability and the participant is not reemployed within 72 months of that date, the participant's interest in the nonvested portion of the employer contributions may be applied to reduce future employer contributions under the Plan.

Note 7 - Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 20, 2002 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code.

Note 8 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 9 - Party-in-Interest Transactions

Transactions involving JCI common stock, participant loans and the funds administered by Fidelity Management Trust Company, trustee of the Plan, are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

Note 10 - Johnson Controls, Inc. Savings and Investment Master Trust

Following are the Statements of Financial Position as of December 31, 2002 and 2001 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2002 for the Master Trust:

Bridgewater, LLC Savings and Investment (401k) Plan

Notes to Financial Statements (cont.)
December 31, 2002 and 2001

Note 10 - Johnson Controls, Inc. Savings and Investment Master Trust (cont.)

Johnson Controls, Inc. Savings and Investment Master Trust
Statements of Financial Position

	December 31, 2002	December 31, 2001
Assets		
Investments at fair value:		
Fidelity Retirement Government Money Market Portfolio	$ 16,850,133	$ 13,827,758
Fidelity Puritan Fund	33,117,905	32,740,829
Fidelity Magellan Fund	111,770,055	145,481,297
Fidelity Growth & Income Portfolio	44,545,260	50,438,346
Fidelity U.S. Equity Index Commingled Pool	62,436,091	80,302,649
Fidelity Overseas Fund	11,967,759	12,975,661
Fidelity Asset Manager	10,901,180	9,847,208
Fidelity Asset Manager: Growth	16,296,886	17,289,937
Fidelity Asset Manager: Income	3,690,704	3,026,641
Fidelity Institutional Short-Intermediate Government Portfolio	16,474,440	7,297,379
Fidelity Short-Term Investment Fund	5,854,622	11,123,329
Janus Fund	40,286,123	54,745,727
Strong Common Stock Fund	22,860,301	22,338,229
JCI Common Stock Fund	357,897,459	336,865,390
Participant Loans	39,155,606	36,382,088
	794,104,524	834,682,468
Investments at contract value:		
Fidelity Income Portfolio	215,108,310	181,741,579
Total Assets	$ 1,009,212,834	$ 1,016,424,047
Participating Plans' Equity	$ 1,009,212,834	$ 1,016,424,047

Note 10 - Johnson Controls, Inc. Savings and Investment Master Trust (cont.)

Johnson Controls, Inc. Savings and Investment Master Trust
Statement of Operations and Changes in Participating Plans' Equity

	Year Ended December 31, 2002
Additions	
Additions to net assets attributed to:	
Investment income	
Net appreciation (depreciation) in fair value of assets:	
Fidelity Puritan Fund	$ (3,814,644)
Fidelity Magellan Fund	(35,523,120)
Fidelity Growth & Income Portfolio	(9,951,497)
Fidelity U.S. Equity Index Commingled Pool	(17,680,649)
Fidelity Overseas Fund	(2,798,113)
Fidelity Asset Manager	(1,202,667)
Fidelity Asset Manager: Growth	(3,026,840)
Fidelity Asset Manager: Income	(129,922)
Fidelity Institutional Short-Intermediate Government Portfolio	448,858
Janus Fund	(15,331,008)
Strong Common Stock Fund	(5,375,471)
JCI Common Stock Fund	8,985,491
	(85,399,582)
Contributions:	
Participants'	79,937,758
Employer's	5,715,506
	85,653,264
Interest and dividend income	17,221,457
Total additions	17,475,139
Deductions	
Participant withdrawals	86,783,613
Administrative fees	305,600
Total deductions	87,089,213
Net decrease prior to reallocations and transfers from other plans	(69,614,074)
Participant reallocations from investments outside the Master Trust	60,611,864
Transfers from other plans, net	1,790,997
Net decrease	(7,211,213)
Net assets available for benefits:	
Beginning of year	1,016,424,047
End of year	$ 1,009,212,834

Bridgewater, LLC Savings and Investment (401k) Plan

Employer Identification Number 38-3406010 Plan Number 002

Schedule of Assets (Held at End of Year)
December 31, 2002

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral par or maturity value	Cost	Current Value
* Participant Loans	Various (1)	--	$ 60,620

(1) There were 39 outstanding loans to participants at December 31, 2002, with varied maturities of up to 5 years. Each loan's interest rate is fixed at the prime rate as of the beginning of the calendar quarter in which it is issued. Interest rates range between approximately 4.25% and 9.00%.

*Indicates party-in-interest.

Bridgewater, LLC Savings and Investment (401k) Plan

Signature Page

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Johnson Controls, Inc. Benefits Administrative Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

BRIDGEWATER, LLC
SAVINGS AND INVESTMENT (401K) PLAN

By: /s/ Stephen A. Roell

Stephen A. Roell
Senior Vice President and
Chief Financial Officer
JOHNSON CONTROLS, INC.

October 15, 2003

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-66073) of Johnson Controls, Inc. of our report dated June 18, 2003, except for Note 3 as to which the date is October 6, 2003, relating to the financial statements of the Bridgewater, LLC Savings and Investment (401k) Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
October 15, 2003

Bridgewater, LLC Savings and Investment (401k) Plan

Index to Exhibits

Exhibit No.	Description
32	Registrant's Certification of Periodic Financial Report by the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

EXHIBIT 32

CERTIFICATION OF PERIODIC FINANCIAL REPORTS

We, John M. Barth, President and Chief Executive Officer, and Stephen A. Roell, Senior Vice President and Chief Financial Officer, of Johnson Controls, Inc., certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Annual Report on Form 11-K/A of the Bridgewater, LLC Savings and Investment (401K) Plan (the "Plan") for the year ended December 31, 2002 (the "Periodic Report") to which this statement is an exhibit fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) and

(2) information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: October 15, 2003

John M. Barth

Stephen A. Roell